UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 September 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
TNT and CFO agree on departure, 19 September 2005

19 September 2005

TNT and CFO agree on departure

TNT N.V. announced today that the company and its Chief Financial Officer (CFO), Mr. Jan Haars, have amicably agreed upon his resignation as statutory director and CFO. The Supervisory Board and the Board of Management of TNT would like to thank Mr. Haars for his contribution to the company. Mr. Haars (53) joined TNT as CFO in August 2002.

In accordance with his contractual arrangements a severance payment will be made to Mr. Haars of Euro 1,000,000 gross, which amount is to be increased with a severance amount relating to his bonus. Furthermore a pension contribution of Euro 360,210 gross will be made in settlement of existing contractual obligations.

During Haars' tenure, TNT has won the Dutch Henri Sijthoff prize for the best annual report (2003) and came top in its business sector for investor relations in the 2005 Thomson Extel pan-European survey.

Mr. Haars plans to leave no later than the end of the first quarter of 2006 or earlier, subject to the timing of the recruitment of his successor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 19 September 2005